SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A5	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A5	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A5

This constitutes Amendment No. 5 (the “Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 5 is to report that the Reporting Person - - the largest stockholder of the Company - - believes that the reconstituted board of directors (the “New Board”) elected pursuant to the Consent Solicitation Statement (the “Consent”) filed by Stephen Baksa and Thomas Candelaria (individually or collectively, the “Baksa Group”), as well as the newly-appointed “interim” members of management appointed by the New Board, appear not to be acting in the best interests of the Company’s stockholders. Among other things, both the “interim” chief executive and “interim” chief financial officers that were installed by the New Board immediately following the stockholder vote under the Consent (and, to the Reporting Person’s knowledge, apparently without any meaningful or adequate search process), appear to have no relevant experience necessary to properly manage the Company. It is the Reporting Person’s understanding that neither the “interim” chief executive officer nor the “interim” chief financial officer has ever previously served as a CEO or CFO of a public company or proven that he has the expertise sufficient to manage the Company’s business. The Reporting Person believes that any potential members of management of the Company must be adequately vetted to ensure that the Company’s stockholders’ interests are protected and stockholder value is enhanced. The Reporting Person demands that the Company and the New Board not install the “interim” CEO or the “interim” CFO and instead, engage a reputable search firm to conduct a fair, reasonable, and sufficient search process to locate appropriate and competent members of management with the experience necessary to manage the Company in the best interests of the stockholders.

Moreover, the Reporting Person believes that the Baksa Group improperly persuaded stockholders, including the Reporting Person, in its Consent documents to support its Consent in significant part on the premise that the New Board would vote to abolish the Section 382 Tax Benefits Preservation Plan instituted by the prior board of directors on April 3, 2017 (the “Poison Pill”). Notwithstanding repeated requests by the Reporting Person for the New Board to act on such promises and abolish the Poison Pill (or to waive the terms of the Poison Pill to permit the Reporting Person to acquire up to 19.9% of the Common Stock), the New Board has ignored such requests or refused without any reasonable rationale. The Reporting Person, once again, requests that the New Board either vote to cancel the Poison Pill or grant the Reporting Person a waiver thereunder to permit the Reporting Person to acquire up to 19.9% of the Common Stock.

The Reporting Person has repeatedly attempted to engage with the newly-appointed “interim” CEO and Mr. Pallack has ignored such attempts. The Reporting Person demands that the New Board and Company management comply with their fiduciary duties and act in the best interests of the Company’s stockholders (including by engaging with the Company’s largest stockholder, the Reporting Person). In addition, the Reporting Person has been advised that the New Board apparently has caused the Company to reimburse counsel to the Baksa Group well in excess of $500,000 for legal fees incurred in connection the Consent solicitation. Such payment appears to exceed approximately 10% of the Company’s available cash. The Reporting Person understands that counsel to the Baksa Group is also acting as Company counsel, and as a consequence, such counsel may have a clear conflict of interest acting in both roles.

If the New Board and “interim” Company management fail to comply with their fiduciary duties (including by vetting and hiring competent senior management), the Reporting Person reserves its right to take any actions necessary and appropriate under the law to preserve the Reporting Person’s stockholder value. The Reporting Person will not hesitate to seek appropriate relief, including damages, against members of the New Board (and others directing or acting in concert with them) who are not properly fulfilling their duties and obligations to stockholders.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member